**MBS SOURCE ETRADING INC.**

STATEMENT OF INCOME
For the Year Ended December 31, 2015

| | | |
|---|---|---:|
| **Revenues** | | |
| Subscription revenue | $ | 847,233 |
| Trading commissions | | 277,316 |
| Rental Income | | 18,000 |
| Interest and other Income | | 66 |
| **Total revenues** | | 1,142,615 |
| | | |
| **Expenses** | | |
| Employee compensation and benefits | | 558,996 |
| Clearing fees | | 40,221 |
| Occupancy | | 43,659 |
| Professional fees | | 90,789 |
| Licensing fees and permits | | 180,125 |
| Other operating expenses | | 102,781 |
| **Total expenses** | | 1,016,571 |
| | | |
| **Net Income (loss) before Income tax provision** | | 126,044 |
| **Income tax provision** | | 45,293 |
| **Net Income (loss)** | $ | 80,751 |

The accompanying notes are an integral part of these financial statements